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Exhibit 4.16.

Share Purchase Agreement
(hereafter the "Agreement")

Entered into on 20 June, 2003 by
 Matav Rt.
(1013 Budapest, Krisztina krt. 55., Hungary)
reg.no.: 01-10-041928, Budapest, Hungary,
(further referred to as: Buyer)

and

SEEF Holdings Limited
(c/o SFM, 888 Seventh Avenue, New York, NY10106, USA,
reg.no.: CR-105509, Cayman Island
(further referred to as: Seller)
the Seller and the Buyer together shall be referred to as: Parties

1.     Subject matter:

        The Seller agrees to sell to the Buyer and the Buyer agrees to purchase from the Seller 2.077.311 (two-million seventy-seven thousand three-hundred and eleven) ordinary shares in Stonebridge AD (further referred to as: Shares).

2.     Price:

        In consideration for the purchase of the Shares the Buyer shall pay EUR 20.944.832,- (twenty-million nine-hundred and forty four thousand eight-hundred and thirty-two Euros, hereinafter the "Price") to the Seller.

3.     Settlement:

        Settlement for the Shares shall take place in Macedonia, in accordance with the laws of Macedonia on or about 27th June, 2003 via applying the delivery versus payment principle, i.e. the delivery of the Shares by the Seller to the Buyer in exchange for the simultaneous payment by the Buyer to the Seller of the Price. The Parties will settle the transaction through their appointed agents, as follows:

Broker:	KB Broker
Bank:	Komercijalna Banka a.d. Skopje

        The Parties will enter into various settlement agreements with the above agents for the purpose of settling the purchase of the Shares in the forms appended to this Agreement.

4.     Costs of the Share Purchase:

        All costs incurred by any of the Parties with regard to the settlement of the Shares provided for by the present Agreement shall be born equally and paid to the other Party as it is appropriate in accordance with a 50-50 split, such settlement to occur between the Parties no later that 7 days after the delivery of the Shares against payment..

5.     Warranties:

        The Seller has full, unlimited ownership of the Shares and is without any restriction entitled to transfer such rights to the Buyer.

        The Seller warrants that the Shares are free of any liens, charges, encumbrances that would hinder the Buyer from obtaining full ownership of the Shares.

6.     Dividends:

        The Seller agrees with the Buyer that it shall not be entitled to receive dividends after the settlement of the purchase and sale of the Shares.

7.     Relationship with the Subscription and Shareholder's Deed

        This Agreement is entered into between the Parties for the purpose of settling that portion of the put option exercised by Seller by its notice to Purchaser dated March 7, 2003 under the Subscription and Shareholder's Deed entered into on the 14th day of December, 2000 between the Seller and the Buyer (the "Deed"). This Agreement shall not, with the exception of the provisions provided for in Clauses 4 and 6, replace or substitute in whole or in part or overwrite the provisions of the Deed. In particular, Section 15.4 of the Deed shall remain in full force and effect as it relates to Sellers remaining shareholding under the Deed.

8      Counterparts.

        This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument

Executed by the representative of the Parties with full consent:

......................................	...........................................
Matav Rt Buyer	SEEF Holdings Limited Seller

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Share Purchase Agreement (hereafter the "Agreement")